Exhibit 11

COMPUTATION OF PER SHARE EARNINGS

COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES

PRO FORMA OR ACTUAL NET INCOME PER COMMON SHARE
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(Unaudited)

	Three Months Ended
	September 30,

	1999	1998

Weighted average number of shares of Common Stock outstanding	37,593	34,539

Common Stock equivalents calculated using the weighted average stock price per share for the periods presented	576	1,758

Weighted average shares outstanding	38,169	36,297

Pro forma net income	$8,244	$1,270

Pro forma net income per common share	$0.22	$0.03

	Nine Months Ended
	September 30,

	1999	1998

Weighted average number of shares of Common Stock outstanding	37,157	34,172

Common Stock equivalents calculated using the weighted average stock price per share for the periods presented	994	—

Weighted average shares outstanding	38,151	34,172

Pro forma net income (loss)	$25,740	$(1,087)

Pro forma net income (loss) per common share	$0.67	$(0.03)